UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated July 6, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: July 6, 2011		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated July 6, 2011

4

Exhibit 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS FULL YEAR FISCAL 2011 FINANCIAL RESULTS AND

FIRST QUARTER FISCAL 2012 SALES RESULTS

Montreal, Quebec. July 6, 2011 - Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 61 luxury jewelry stores across Canada, Florida and Georgia, reported financial results for the fiscal year ended March 26, 2011 (“fiscal 2011”) as well as sales results for the thirteen weeks ended June 25, 2011 (“first quarter fiscal 2012”).

Fiscal 2011 Financial Results:

•	Net sales increased 6.2% to $270.9 million from $255.1 million in the prior year;

•	Comparable store sales increased by 2%, as compared to the prior year period;

•	The gross profit margin grew by 180 basis points over the prior year; and

•	The net loss decreased by $11.7 million, or $1.03 per share, to $7.7 million, or $0.68 per share, from a net loss of $19.5 million, or $1.71 per share, in the prior year.

First Quarter Fiscal 2012 Sales Results:

•	Net sales increased 18.8% to $71.2 million from $59.9 million in the prior year’s comparable period; and

•	Comparable store sales increased 10% as compared to the prior year period.

Net sales for fiscal 2011 increased 6.2%, or $15.9 million, to $270.9 million, as compared to $255.1 million for the fiscal year ended March 27, 2010 (“fiscal 2010”). The increase in net sales was primarily driven by a 2% increase in comparable store sales, representing $3.8 million of the increase, as well as the impact of $2.1 million of higher sales from two new stores net of lower sales related to the closing of six stores during the fiscal 2010. Also impacting the increase in sales in fiscal 2011 was $9.6 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar. The comparable stores sales increase of 2% reflects a 1% increase in comparable store sales in the U.S. and a 2% increase in comparable store sales in Canada. The increase in comparable store sales in both countries during fiscal 2011 was primarily related to an increase in the average sale transaction as demand for luxury retail products began to slowly increase in both Canada and the U.S.

Gross profit for fiscal 2011 was $116.1 million, or 42.8% of net sales, as compared to $104.5 million, or 41.0% of net sales, in fiscal 2010. The 180 basis point increase in gross profit margin was primarily attributable to reduced promotional pricing associated with the improving economic environment in both the U.S. and Canada.

Selling, general and administrative expenses for fiscal 2011 were $107.2 million, or 39.6% of net sales, as compared to $106.3 million, or 41.7% of net sales, in fiscal 2010. The $0.9 million increase was primarily driven by $3.8 million of higher expenses related to foreign currency translation and $1.1 million of lease termination costs related to early lease termination fees for three underperforming stores closed at the beginning of fiscal 2012 partially offset by a $1.9 million reduction in marketing expenses, $1.4 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs and $0.7 million of lower compensation expenses. Excluding the impact of foreign currency translation and the lease termination costs, expenses were $4.0 million lower than the prior year.

Inventory totaled $141.8 million at March 26, 2011, as compared to $143.8 million at March 27, 2010, a decrease of $2.0 million, or 1.4%. Excluding the impact of $3.5 million of foreign currency translation, the Company’s inventory decreased by $5.5 million compared to prior year end. The decrease was primarily driven by a 6% decrease in comparable store inventory.

The Company generated $10.3 million of operating cash flow in fiscal 2011, which far exceeded the Company’s goals for the year.

Bank indebtedness (which represents amounts borrowed on the Company’s senior secured revolving credit facility) totaled $61.9 million for fiscal 2011, as compared to $64.5 for fiscal 2010, a decrease of $2.6 million. Excluding the impact of $0.9 million of foreign currency translation, bank indebtedness is lower than the prior year end by $3.5 million. The decrease in bank indebtedness is a result of the Company utilizing cash flow from operations to de-leverage the Company by lowering the level of funding under the Company’s senior secured revolving credit facility. The Company’s excess borrowing capacity was $20.5 million as of March 26, 2011 compared to $17.9 million at the end of the prior fiscal year.

Sales for the first quarter of fiscal 2012 increased 18.8% or $11.3 million, to $71.2 million, as compared to $59.9 million during the first quarter of last fiscal year. The increase in sales reflects higher comparable store sales of 10% and $2.3 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The increase in comparable store sales of 10% was comprised of a 15% increase in sales of the U.S. stores and a 6% increase in sales from the stores in Canada.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “Fiscal 2011 marked a significant turn-around in operating performance since the very difficult economic environment we experienced in the previous two years. As we enter the new fiscal year, we are very encouraged by our strong first quarter sales performance along with the confidence and support demonstrated by our lenders in amending our credit facilities and extending our line of credit by four years, at improved terms. We plan to continue to build on our sales momentum and will continue to manage the level and productivity of our inventory, control expenses and limit capital expenditures while continuing to focus on providing superior customer service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss fiscal 2011 results is scheduled for Wednesday, July 6, 2011 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-800-289-0544 approximately ten minutes prior to the start of the call. All other international callers please dial 1-913-312-0963 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 14, 2011 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 1980373.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2011, the Company operated 32 stores (Birks Brand) across most major metropolitan markets in Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand, 26 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to increase sales and gross profits, including by continuing to build on its sales momentum, control expenses, manage the level and productivity of its inventory, and limit capital expenditures while focusing on providing superior customer service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 12, 2010 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 26, 2011	Fiscal Year Ended March 27, 2010

Net sales	$270,948	$255,057
Cost of sales	154,853	150,606

Gross profit	116,095	104,451

Selling, general and administrative expenses	107,231	106,252
Impairment of long-lived assets	—	1,353
Depreciation and amortization	5,267	5,192

Total operating expenses	112,498	112,797

Operating income (loss)	3,597	(8,346)
Interest and other financing costs	11,319	11,127

Loss before income taxes	(7,722)	(19,473)
Income tax expense (benefit)	24	(2)

Net loss	$(7,746)	$(19,471)

Weighted average shares outstanding:
Basic	11,390	11,390
Diluted	11,390	11,390

Net loss per share:
Basic	$(0.68)	$(1.71)
Diluted	$(0.68)	$(1.71)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET - UNAUDITED

(In thousands)

	March 26, 2011	March 27, 2010
Assets
Current assets:
Cash and cash equivalents	$3,342	$3,403
Accounts receivable	8,120	9,497
Inventories	141,843	143,817
Assets held for sale	—	924
Prepaids and other current assets	2,409	2,297

Total current assets	155,714	159,938

Property and equipment	26,270	28,014
Intangible assets	1,011	1,072
Other assets	1,328	2,710

Total non-current assets	28,609	31,796

Total assets	$184,323	$191,734

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$61,928	$64,520
Accounts payable	48,262	43,530
Accrued liabilities	9,092	7,806
Current portion of long-term debt	4,339	4,852

Total current liabilities	123,621	120,708

Long-term debt	45,976	48,872
Other long-term liabilities	3,386	3,767

Total long-term liabilities	49,362	52,639

Stockholders’ equity:
Common stock	60,895	60,895
Additional paid-in capital	15,752	15,728
Accumulated deficit	(71,586)	(63,840)
Accumulated other comprehensive income	6,279	5,604

Total stockholders’ equity	11,340	18,387

Total liabilities and stockholders’ equity	$184,323	$191,734